Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

VIA EDGAR

December 11, 2018

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:          360 Finance, Inc. (CIK No. 0001741530)

Registration Statement on Form F-1, as amended (File No. 333-228020)

Ladies and Gentlemen:

We hereby join 360 Finance, Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on December 13, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 90 copies of the Company’s preliminary prospectus dated December 6, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As the representative of the
several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Lydia Liu
	Name:	Lydia Liu
	Title:	Managing Director

[Signature Page to Issuer Acceleration Request]